Exhibit 99.1

Perion Strengthens its Partnership with Microsoft Advertising;
Launches Privado Private Search Engine, Powered by Bing

New Search Engine, owned and operated by CodeFuel, gives users maximum control of their personal information, allowing them to focus on discovering the content that matters.

TEL AVIV & NEW YORK – February 12, 2020 – Perion Network Ltd. (NASDAQ:PERI) today announced that CodeFuel, its search technology division, has launched Privado Private Search Engine, offering new ways to protect users’ right for online privacy.

Privado (www.Privado.com) offers fast and rich search experience, using proprietary mechanisms to maximize user privacy and anonymity. To ensure a search query is not associated with a specific user, Privado generates an anonymous ID, and users are presented with contextual information to their search queries, powered by Bing.

“Search monetization is a core pillar in Perion’s strategy of delivering cross channel client value”, said Doron Gerstel, CEO of Perion. “We are excited about the new level of cooperation with Microsoft Advertising, bringing to the market a new experience for consumers who are looking to protect their privacy. With this recent launch, we expect to amplify the reach of our search offering.”

As of mid-2019, almost 60% of the global population has access to the internet and is potentially exposed to privacy and personal data abuse. As consumers become increasingly aware of how their data is being collected and used, their concern for its privacy has grown, with 78 percent taking action to limit the amount of personal information they share online (https://www.rsa.com/content/dam/en/e-book/rsa-data-privacy-report.pdf). This heightened awareness, specifically of the questionable privacy policies used by Internet companies and social networks, is expected to drive the rapid adoption of Privado.

“There is an enormous market need for this product among the privacy-conscious. Privado enables users to realize the benefits of internet search without anxiety about their most intimate behaviors being observed and tracked.” said Tal Jacobson, General Manager of CodeFuel.

For more information about Privado, please visit https://www.privado.com/.

About CodeFuel:
CodeFuel delivers powerful search solutions for publishers. Its enterprise product suite equips publishers with tools to improve both user experience and revenues across desktop and mobile. To learn more, go to www.codefuel.com, or follow us on Twitter @Code_Fuel

About Perion Network Ltd.

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contacts

Rami Rozen, VP of Investor Relations +972 52 569 4441 ramir@perion.com	Sharona Meushar, Head of Marketing, CodeFuel +972 54 451 7058 sharonam@codefuel.com

Source: Perion Network Ltd.